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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

UTi Worldwide Inc.
(Name of Issuer)
Ordinary shares, no par value per share
(Title of Class of Securities)
G87210103
(CUSIP Number)
Rory C. Kerr
Maitland Advisory, Dublin
16 Windsor Place
Dublin 2, Ireland
011-353-1-663-5800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 19 and 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	G87210103	Page	2	of	8

1	NAMES OF REPORTING PERSONS: PTR Holdings Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		3,244,190[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,057,415[2]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,057,415[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.9% based on 31,684,217 ordinary shares outstanding as of December 31, 2005.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

[1]	See description of voting agreements disclosed in Item 5 of Reporting Person’s original Schedule 13D filed with the Securities and Exchange Commission on January 3, 2005, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 26, 2005, and the disclosure contained in Item 6 herein.

[2]	Includes 1,813,225 ordinary shares deemed beneficially owned directly by Union-Transport Holdings Inc. since PTR Holdings Inc. holds 56% of Union-Transport Holdings Inc., and 3,244,190 shares held directly by PTR.

CUSIP No.	G87210103	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Union-Transport Holdings Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		398,909[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,813,225

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,813,225

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.7% based on 31,684,217 ordinary shares outstanding as of December 31, 2005.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

[1]	See description of voting agreements disclosed in Item 5 of Reporting Person’s original Schedule 13D filed with the Securities and Exchange Commission on January 3, 2005, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 26, 2005, and the disclosure contained in Item 6 herein.

CUSIP No.	G87210103	Page	4	of	8

1	NAMES OF REPORTING PERSONS: United Service Technologies Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0% based on 31,684,217 ordinary shares outstanding as of December 31, 2005.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Schedule 13D
     This Amendment No. 5 (this “Amendment No. 5”) amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by each of PTR Holdings Inc. (“PTR”), Union-Transport Holdings Inc. (“UTH”) and United Service Technologies Limited (“Uniserv”) (each of PTR, UTH and Uniserv a “Reporting Person” and, collectively, the “Reporting Persons”) on January 3, 2005, as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on April 26, 2005, that certain Amendment No. 2 to Schedule 13D filed with the SEC on July 26, 2005, that certain Amendment No. 3 to Schedule 13D filed with the SEC on August 4, 2005, and that certain Amendment No. 4 to Schedule 13D filed with the SEC on December 13, 2005 (“Amendment No. 4”). This Amendment No. 5 is being filed as a result of the information disclosed in Item 5(c) below.
Item 2. Identity and Background.
     This Amendment No. 5 is being filed by the Reporting Persons.
Item 4. Purpose of Transaction.
     See Item 5(c) below for a discussion of the liquidating distributions made by Uniserv to PTR of 3,244,190 Ordinary Shares previously held by Uniserv (the “Liquidating Distributions”). The contemplated liquidation of Uniserv was previously disclosed by the Reporting Persons in Amendment No. 4. As a result of such Liquidating Distributions by Uniserv, Uniserv has ceased to be the legal or beneficial owner of any of the Issuer’s Ordinary Shares.
Item 5. Interest in Securities of the Issuer.
     (a) and (b) The percentage of Ordinary Shares reported beneficially owned by the Reporting Persons is based upon 31,684,217 Ordinary Shares outstanding as of December 31, 2005 (the “Outstanding Ordinary Shares”).
     PTR may be deemed to be the beneficial owner of 5,057,415 Ordinary Shares, which shares represent approximately 15.9% of the Outstanding Ordinary Shares and include 1,813,225 Ordinary Shares beneficially owned by UTH and 3,244,190 Ordinary Shares now directly held by PTR. PTR is the owner of approximately 56% of the outstanding voting securities of UTH. As a result, PTR may have indirect beneficial ownership with respect to the Ordinary Shares beneficially owned by UTH (but disclaims such beneficial ownership).
     UTH is the beneficial owner of 1,813,225 Ordinary Shares, which shares represent approximately 5.7% of the Outstanding Ordinary Shares.
     As a result of the Liquidating Distributions, Uniserv no longer has any legal or beneficial ownership with respect to any Ordinary Shares.
     See also Item 6 below. In addition, Appendix A to this Amendment No. 5 sets forth certain information regarding the beneficial ownership of Ordinary Shares by certain directors and shareholders of the Reporting Persons.
     (c) In connection with the contemplated liquidation of Uniserv, on January 19, 2006, 1,587,845 Ordinary Shares beneficially held by Uniserv were distributed by Uniserv to PTR, and on January 20, 2006, 1,656,345 Ordinary Shares beneficially held by Uniserv were distributed by Uniserv to PTR. As a result of these Liquidating Distributions, PTR’s form of beneficial interest in such shares changed from indirect to direct. See Item 6 for additional information.
     (e) As of January 20, 2006, as a result of the Liquidating Distributions, Uniserv no longer has any legal or beneficial ownership with respect to any Ordinary Shares.
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.
     As previously disclosed, UTH entered into voting agreements (which do not confer investment or dispositive power) with its shareholders whereby UTH agreed to vote the Ordinary Shares held by it as directed by its shareholders in proportion to their interests in UTH. Also as previously disclosed, PTR is the owner of 56% of the outstanding securities of UTH and PTR also agreed to vote the Ordinary Shares held directly by PTR and the Ordinary Shares held directly by UTH which PTR may vote by virtue of the agreements mentioned in the previous sentence as directed by the shareholders of PTR in proportion to their various interests in PTR. These arrangements do not affect investment or dispositive power over the shares.
     The previously disclosed voting agreements between UTH, on the one hand, and each of Peter Thorrington and a trust established for Mr. Thorrington’s descendants, on the other hand, were terminated effective January 20, 2006 in connection with Mr. Thorrington’s and the trust’s disposition of their respective interests in UTH to the Anubis Trust, a trust organized under the laws of the Guernsey Islands in 1987 and originally established pursuant to an anti-apartheid divestiture law that was then applicable to a predecessor corporation of some of Issuer’s South African operations, the potential discretionary beneficiaries of which include past, existing or future employees or directors of two of Issuer’s South African companies and their predecessors or any other company any of whose voting securities are owned or controlled directly or indirectly by the Anubis Trust; provided that no U.S. person may be a beneficiary of the trust. The trustees of the Anubis Trust have the power to declare that any one or more persons or classes or descriptions of persons or charities shall be included as a member or members of the potential discretionary class of beneficiaries and no person who from time to time may be included in the discretionary class of beneficiaries under the trust shall have any claim, right, entitlement or interest whatsoever to, or with respect to, any parts of the trust fund or the income of the trust except to the extent that the trustees in their discretion otherwise determine. The Anubis Trust has an independent trustee and an independent protector. These actions resulted in UTH retaining the voting rights with respect to 398,909 Ordinary Shares. In addition, the previously disclosed voting agreement between PTR and the Anubis Trust was terminated effective January 20, 2006, resulting in PTR retaining the voting rights with respect to 1,322,127 Ordinary Shares.
     See Appendix A to this Amendment No. 5 for additional information regarding the beneficial ownership of Ordinary Shares by certain directors and shareholders of the Reporting Persons.

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.
Dated: January 24, 2006

PTR HOLDINGS INC.

By:	/s/ IAN WHITECOURT

Name:	Ian Whitecourt
Title:	Director

UNION-TRANSPORT HOLDINGS INC.

By:	/s/ RORY C. KERR

Name:	Rory C. Kerr
Title:	Director

UNITED SERVICE TECHNOLOGIES LIMITED

By: Selachian Limited, Liquidator of United Service Technologies Limited

By:	/s/ MJM LAGESSE

Name:	MJM Lagesse
Title:	Authorized Signatory

Appendix A to Amendment No. 5
     After giving effect to the transactions described in this Amendment No. 5, the following directors of the Reporting Persons have voting power (but not investment or dispositive power) over the following Ordinary Shares:

Name	Number of Shares
Mr. MacFarlane	921,329
Mr. Thorrington	921,329
Mr. Wessels	1,094,810
     In addition to the Ordinary Shares indicated above, each of Messrs. MacFarlane, Wessels and Thorrington hold, as of the date of this filing, options to purchase a total of 193,401, 95,104 and 15,000 Ordinary Shares, respectively, granted pursuant to the Issuer’s 2000 Stock Option Plan and 2004 Long-Term Incentive Plan. Of such options, options to purchase 149,960, 51,663 and 0 Ordinary Shares are exercisable within 60 days of the date of the event requiring this filing. In addition, each of Messrs. MacFarlane and Wessels has been granted performance awards in the form of 13,570 and 13,570 restricted stock units, respectively, pursuant to the Issuer’s 2004 Long-Term Incentive Plan. The units entitle such individuals to have Ordinary Shares issued to them upon the satisfaction of certain performance criteria of the Issuer, and are subject to vesting over a period of time. The actual number of Ordinary Shares issuable under these performance awards are based upon the Issuer’s performance relative to certain targets.
     20,000 Ordinary Shares are held of record by the Anubis Trust, a shareholder of PTR. The independent trustee of the Anubis Trust is PKF Trustees Limited and the independent protector of the Anubis Trust, Mr. Ian B. Whitecourt, is a director of each of PTR and UTH. Rory C. Kerr, a director of each of PTR and UTH, indirectly holds, as of the date of this filing, 10,200 Ordinary Shares.